UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Cohesant Inc.

(Name of Issuer)

Common stock, $0.01 Par Value per Share

(Title of Class of Securities)

19248T108

(CUSIP Number)

February 27, 2008

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 19248T108

1	NAMES OF REPORTING PERSONS Morton A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		1,273,480

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,273,480

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,273,480

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	36.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 4 pages

CUSIP No. 19248T108
Item 1.
(a)	Name of Issuer: Cohesant Inc.

(b)	Address of Issuer’s Principal Executive Offices:
23400 Commerce Park Beachwood, OH 44122
Item 2.
(a)	Name of Persons Filing: Morton A. Cohen

(b)	Address of Principal Business Office, or, if none, Residence:

23400 Commerce Park Beachwood, Ohio 44122

(c)	Citizenship: Mr. Cohen is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock, $0.01 Par Value per Share

(e)	CUSIP Number: 19248T108
Item 3.
Not applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned:
Mr. Cohen may be deemed to beneficially own 1,273,480 shares of the Issuer’s common stock, including 1,175,980 shares owned of record by Clarion Capital Corporation, an entity of which Mr. Cohen is a principal, and with which Mr. Cohen has voting and dispositive power.
(b)	Percent of Class: 36.8%
(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	1,273,480
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	1,273,480
(iv)	Shared power to dispose or to direct the disposition of:	0

Page 3 of 4 pages

CUSIP No. 19248T108

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2008	/s/ Morton A. Cohen
By: Morton A. Cohen

Page 4 of 4 pages